

September 15, 2010

Julian C. Day
Chairman of the Board and Chief Executive Officer
RadioShack Corporation
Mail Stop CF3-201, 300 RadioShack Circle
Fort Worth, Texas 76102

> **Re:** **RadioShack Corporation**
> **Form 10-K for the period ended December 31, 2009**
> **Filed February 22, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 16, 2010**
> **Form 10-Q for the period ended June 30, 2010**
> **Filed July 29, 2010**
> **File No. 001-05571**

Dear Mr. Day:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for period ended December 31, 2009

Risk Factors, page 10

1. We note your risk factor on page 10 that discusses the fact that you maintain significant receivable balances from various service providers. Please revise to quantify the amount of receivable balances you currently maintain and, in an appropriate place in your annual report, explain your practices with respect to managing your receivable balances.

Item 6. Selected Financial Data, page 20

2. We note your disclosure in footnote (3) discusses which stores are included in your computation of comparable store sales data. Please consider revising your disclosure to indicate how store relocations, store closures and store renovations are handled in your calculation of comparable store sales data. To assist investors to better understanding your store activity, please also consider presenting in tabular format a roll-forward of stores for all periods presented showing beginning totals for stores operated and new store openings, store closures and any other activities to arrive at the ending totals for stores operated at the end of the periods presented.

3. You disclose in footnote (3) that the current year results for the Sprint-branded kiosks are being included in your comparable store sales for Radioshack branded company-operated stores located in the same shopping mall. Please clarify for us and in your disclosures if these stores are included for both current and prior year comparable store sales calculations.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

4. We note your inclusion of an Overview, however, it appears to summarize the results of operations of the company for the completed fiscal year. Please expand it to include a balanced, executive level discussion that identifies the most significant matters with which management is concerned in evaluating your financial condition and results of operations. This discussion should:

- Include economic or industry-wide factors relevant to your business, including any impact on your business as a result of the current state and trend of the economy;

- Serve to inform readers about how you earn revenues and income and generate cash;

- Provide insight into material opportunities, challenges and risks such as those presented by known material trends and uncertainties such as your growth through acquisition, your sales cycle and history of losses and the actions you are taking to address those opportunities, challenges and risks; and

- Identify material demands, commitments, events or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues and/or income, or result in your liquidity decreasing or increasing in any material way and provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance.

Refer to Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350 issued December 19, 2003 and available on our website at www.sec.gov and Item 303 of Regulation S-K.

Cash Requirements, page 33

Capital Expenditures, page 33

5. Please revise to explain why you have determined to increase your capital expenditures for the upcoming year, as compared to last year.

Contractual Obligations, page 33

6. We note your disclosure of certain lease commitments in note 13 to your annual report (page 75). We note specifically disclosure of leases for periods of up to 20 years, non-cancelable leases, and a sale and lease-back provision—characteristics that could be associated with capital leases. We further note that your tabular disclosure of contractual obligations on page 33 of your annual report does not include a disclosure of any capital lease obligations as required by Item 303(a)(5)(i) of Regulation S-K. Please confirm that you do not have any capital lease obligations and, in doing so, please explain why.

Audited Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page 55

7. Tell us and consider disclosing the amount of upfront commission and residual revenues recognized for all periods presented. To the extent material, please present these service revenues separate from the product revenues on the face of the consolidated statements of income. Refer to Rule 5-03 (1) of Regulation S-X.

8. Tell us if the wireless handset service carriers provide handset subsidies to you when a service contract is written and the related subsidies amounts. If so, tell us and disclose how you account for these subsidies.

Vendor Allowances, page 56

9. Please revise your disclosure to clarify what estimates, if any, you make with respect to merchandise vendor allowances you receive and how you determine the estimates for all periods presented. Also, tell us the amount of vendor allowance estimated, if applicable, and received for all periods presented. For example, clarify in your disclosures if you have programs whereby you estimate the amount of vendor allowances recorded each period based on milestones such as volume of units sold etc. Refer to FASB ASC 605-50.

Proxy Statement on Schedule 14A filed April 16, 2010

Compensation Discussion and Analysis, page 27

Role of Management in Compensation Decisions, page 29

10. We note your indication that the MD&C Committee utilizes Radioshack's management "in certain respects" in connection with your executive compensation program. Revise to clarify how you utilize management.

Compensation Consultant, page 29

11. Please revise to elaborate briefly on the outcome of the work that Towers Perrin was retained to do. For example, we note that Towers Perrin was retained to advise the committee on the composition of Radioshack's peer group and revise the use of performance metrics by peer group companies. Please elaborate to explain what, if any, recommendations Towers Perrin made and what the MD&C Committee determined to do with such recommendations, if anything.

Process for Setting Compensation, page 30

12. We note that the MD&C Committee reviews information from Towers Perrin "to determine the appropriate level and mix of incentive compensation." Please discuss what level the committee determined to utilize based upon any recommendation from Towers Perrin.

Annual Cash Incentive Bonus, page 32

13. You have indicated that annual bonuses under this plan are "expressed as a percentage of the named executive officer's base salary" and that the percentage "varies by the named executive officer's level and overall job responsibilities." Please disclose these percentages, with a view to assisting us in understanding how you arrived at the amounts that were ultimately awarded to your named executive officers, as disclosed on the following page. Please provide similar information with respect to your Long-Term Cash Incentive Plan.

Equity Incentives of Stock Option and Restricted Stock Grants, page 36

14. You indicate here that you determined earlier this year to adjust the mix of equity awards to 77.5% restricted stock and 22.5% stock options. Please revise to explain why.

Form 10-Q for the Fiscal Quarter Ended June 30, 2010

Consolidated Financial Statements (Unaudited)

Notes to Consolidated Financial Statements (Unaudited)
Note 6 – Wireless Service Provider Settlement Agreement, page 9

15. We note your disclosure of the summary terms of the settlement agreement with one of your wireless service providers relating to disputes of upfront commission revenue for activations prior to July 1, 2010 and that the effects of the settlement agreement have been reflected in the net sales and operating revenues and accounts receivable in the accompanying consolidated financial statements. We note no discussion of the impact of the settlement in the operating result discussion for the six month period ended June 30, 2010 in MD&A. Please explain. Also, explain to us and revise your disclosure to clarify in detail why you are unable to estimate the impact of the settlement on the results of operations for future periods.

16. You state that the effects of the settlement agreement have been reflected in net sales and operating revenues and accounts receivable in the accompanying consolidated financial statements. In this regard, clarify for us and in your disclosures if you had recorded the entire $141 million settlement amount in net sales and revenues and accounts receivable as of June 30, 2010. If so, explain to us your basis in classifying the settlement amount within net sales and revenues rather than other income. In addition, it appears that a portion of the settlement amount was related to the concession of the eight quarters' residual income beginning July 1, 2010 and a re-negotiation of the commission and chargeback provisions with the wireless carrier. As such, it appears the portion related to these concessions or settlement elements should be deferred rather than recognized upfront. Please explain and support your accounting with relevant accounting literature. We may have further comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Milwood Hobbs, staff accountant, at 202-551-3241 or Andrew Mew, Accounting Branch Chief at 202-551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Mara L. Ransom, Legal Branch Chief at 202-551-3264 or me at 202-551-3720 if you have any other questions.

Sincerely,

H. Christopher Owings
Assistant Director